SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

28 February 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Final Results
Released	07:01 28 Feb 2002
RNS Number	1647S

28 February 2002

YEAR END RESULTS 2001

- **Group operating result* £16m (2000 restated : £462m), after previously announced World Trade Center loss and provisions for asbestos and discontinued businesses**
- **Encouraging start to 2002 with January renewals showing strong rate increases**
- **Capital position remains sufficient to support growth plans for 2002**

"2001 was a very difficult year for us, and we are disappointed with our results. We have taken a number of tough actions to deal with reserving issues and underperforming businesses, and enter 2002 on a much stronger footing. We are confident that the positive rating environment will continue and that we will achieve solid growth in the year ahead."

	12 Months 2001	Restated 12 Months 2000
Revenue		
General business net premiums written	£8,813m	£8,372m
Life business net premiums written	£2,899m	£3,439m
Group operating result (based on longer term investment return (LTIR))*	£16m	£462m
Balance sheet at 31 December		
Shareholders' funds	£4,770m	£6,463m
Net asset value per share (adding back equalisation provisions)	346p	461p
Dividend for the year per ordinary share	16.0p	26.0p

* For more details on longer term investment return see Note 2 on Page 10.

Important Disclaimer
This document contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as 'expects', 'should continue', 'believes', 'anticipates', 'estimated' and 'intends'. The specific forward looking statements cover, among other matters, the improving general insurance market, the expected losses related to the 11 September attack on the United States, the anticipated loss development from asbestos related claims and discontinued business lines, the outcome of insurance regulatory reviews, the Group operating result, the timing of our disposal programme, the rating environment and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions in the United Kingdom; the frequency, severity and development of insured loss events arising out of catastrophes; as well as man made disasters such as the 11 September attack on the United States; the availability, pricing and ability to collect reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the London Stock Exchange. The Company does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise.

For further information:
Malcolm Gilbert, DL +44 (0)20 7569 6138
Director Communications

BUSINESS OVERVIEW

Group operating result*
The Group operating result* at £16m (2000 restated : £462m) was severely impacted by our estimated costs of £215m from the World Trade Center (WTC) disaster and the claims provision increases of £384m which we have announced for asbestos and discontinued business. This has masked the solid performance of large parts of our general insurance business around the world.

The Group combined ratio for 2001 on total general business was 112.6% (2000:109.6%) including the WTC loss. At the six months we indicated that there were a number of areas of our business which we intended to dispose of or discontinue but that were still included within our headline numbers; the losses attributable to these units have risen to £235m for the full year. We do not expect to report further losses on these businesses in 2002. The underlying general business performance showed improvement over 2000 however it did not meet our stated target. Further improvement is expected in 2002 as a consequence of the extensive underwriting and claims management actions that have been implemented across the Group during the past few years, coupled with very strong premium rate increases being achieved worldwide.

As we indicated last quarter, the UK life business is very sensitive to movements in the market value of invested assets. During the fourth quarter markets recovered significantly from their third quarter levels, when our reassessment of their projected year end values had led to a lowering of the estimated life profit to £3m in the quarter. As a result the fourth quarter life profit contribution improved to £45m.

Bob Mendelsohn, Group Chief Executive, commented,

2001 - An extraordinary year
"A combination of strong actions, to increase our provisions for future claims, and extraordinary events externally, has meant that we are today announcing a Group operating result* of £16m which is substantially below our target.

"While the provision strengthening for asbestos related and other claims that we announced earlier this year was painful, it does mean that some of the areas of concern about our potential exposure have been addressed. We also completed reviews of our previously identified lines of discontinued business, which indicated a need to increase claims provisions for running these businesses off, and increased our provision for the net effect of the World Trade Center. As time progresses we can have more faith in our estimates of the cost of the WTC tragedy but it is still too early to be categoric that there will be no further developments in the overall cost.

General Insurance
"Overall our underlying combined ratio of 104.7% (excluding the cost of the World Trade Center, discontinued and disposed businesses and asbestos and environmental provisions), does not meet our target and is obviously not at the level that I find acceptable.

"We have a number of areas of the business including UK global risk managed, Ireland, parts of Canada and US personal auto which did not perform to the expected levels. Actions are being taken in all of these operations with respect to terms & conditions and rates so as to meet our targets in 2002.

"But there are areas of better news for the Group within the results.

"UK commercial motor produced an outstanding result, and continues to demonstrate how a book of business can be improved. Three years ago it represented one of our problem areas but it has achieved a £66m improvement in 2001 alone. UK household and health also performed strongly with combined ratios of 101.3% and 95.6% respectively. Throughout the Americas we have been achieving significant rate increases across both personal and commercial lines. This growth was partly offset by the resultant fall in policy count in Canada and the withdrawal from a number of lines of mid market commercial business in the USA. The trends in the USA are moving in the right direction. In Scandinavia the commercial book of business continues to perform well and personal motor throughout the region has also had a very good year. Strong rate increases and better claims experience have contributed to the very good performance for personal lines in Asia Pacific and the significantly better experience for commercial lines. Our personal lines direct businesses around the world have all performed well.

Reinsurance
"The impact on reinsurers following the events of 11 September has been especially severe, which is one of the main reasons why reinsurance costs are significantly higher worldwide. In turn this is leading to a reworking of risk models by insurers and a reassessment of the sort of business they want to write.

"Many of our reinsurance covers renewed at 1 January. We have fully placed our planned 2002 programme for these renewals, although at higher prices and with more restrictive policy terms and conditions. In turn, we are obtaining higher prices and more restrictive terms on our own policies, thus successfully passing along the impact of the tighter reinsurance market. We have also redesigned our programme to get maximum efficiency. This has led to an increase in retention levels in a number of areas.

"There are areas of our book where we have not secured terrorism reinsurance but have unexpired periods of risk on policies that do provide cover to our customers for terrorism risks. This is in common with many other companies. This exposure will remain until it is time for renewal of those policies, when we will renegotiate the terms and conditions of covers.

"As part of our overall approach to reinsurance and capital, we placed a 10% quota share reinsurance with Munich Re based on premiums earned in 2002 in our core markets. This is a one year arrangement, renewable by mutual consent of both parties. It is a straightforward contract that both offsets the impact of the higher retentions mentioned above and improves the capital position pending the completion of the programme to release capital.

Capital Position
"The Group has been active in managing its capital position so that we remain confident that we have sufficient capital to write the levels of business that we want to in 2002. Our programme of actions includes disposals that will be completed by the end of 2002. The actions can be summarised as follows:-

Disposals and discontinuances to redirect capital toward higher return parts of the business
"This programme is on track to release over£800m of capital during 2002. Seven transactions have been initiated and good progress is being made. We will not be announcing which parts of the business are to be sold until an agreement to sell has been reached.

Active capital management policy and a sustainable dividend policy.
"Following the introduction of our risk based capital policy, we have followed a practice of active capital management managing our balance sheet so that the appropriate level of capital is supporting the business at all times. When capital is not needed we return it to shareholders. However, our outlook for business in 2002 and beyond makes a compelling case for reinvesting capital in the business.

"Our dividend policy was set out in detail at the nine months. The risk based capital assumptions and our current levels of general business indicate a sustainable annual dividend of at least 16 pence per share- the dividend level that we have announced for 2001. During periods when industry price competition makes growth unattractive, or if we have excess capital in the businesses, our active capital management programme may lead us to pay a dividend higher than this long term base level or otherwise return funds to shareholders. In addition, future increases in profitability and scale should lead to increases in the long term sustainable rate.

Reducing the level of risk in the business
"During the year we announced that we were implementing a programme of reducing our exposure to investment volatility so as to reduce our risk based capital target from 47% of net written premiums to a new target of 40%. Much of this reduction will come from a reduction in equities and we had already reduced exposure to equities by £2bn during 1999 and 2000. In 2001, we generally were not sellers of equities as markets fell during the early part of the year but resumed our sales in the fourth quarter as prices recovered. Sales of investments by the general funds in the fourth quarter amounted to around £650m, including a large part of our stake in Chubb Corporation. We have also taken out a variety of derivative protections in anticipation of this change in policy.

"Based on this programme of actions and our anticipation of business levels we believe that we have adequate capital to achieve our plans for 2002.

Market Outlook for 2002
"Despite the tragic events and severe investment market fluctuations during 2001 we continue to believe that the outlook for 2002, and a for few years to come, for the general insurance industry is better than it has been for some considerable time.

"Improvements in rates and terms & conditions continue to be very strong, particularly on commercial lines business in the UK and the US. Rates for renewals of business in January 2002 showed material increases and the indications are that this strong rating environment will continue for some time in major commercial markets. Customers worldwide have been reminded of the importance of adequate insurance both for their business and personal needs, thus increasing demand for our products and services. There is a clear perception that there are higher levels of risk in society as a whole and that insurance can help offset some of that risk.

"This drive to adequate rating will be aided by the major reduction in capacity within the market. Much has been said about the movement of capital into our industry to take advantage of improved operating conditions. However, this has been only a small proportion of the capital outflow resulting from the WTC and other high profile events, the decline in investment markets during 2001 and the need on the part of the industry as a whole to increase its provisions for future losses. This bodes well for continued strong market conditions in the general insurance business.

Looking Ahead
"Three years ago we first outlined our target of achieving a 10% net real return on risk based capital for 2001, which, given our then business mix, we translated to a 103% cross cycle combined ratio for the Group. The indicated change in the Group's investment policy and risk based capital requirements does not change the Group's 10% net real return on capital target, although as the disposals come through and our mix of business changes we would expect to set a target even more demanding than 103%. We continue to focus on the core competencies of underwriting, risk and claims management, which underpin our business and this, together with the strong rate increases which we are achieving, gives us confidence for the future."

OPERATIONS REVIEW

General Business Result*
The general business result* is a loss of£11m (2000 restated : profit£290m). The total combined ratio for the Group is 112.6%, compared with 109.6% in 2000. These results masked a number of good performances.

The Scandinavian result reflects a very strong performance in both Denmark and Sweden and underlines the success of our acquisition of Trygg-Hansa, which is already achieving its target returns on capital. The strong rating action that we are taking in the Swedish motor book has led to a significant increase in lapses and accounts for much of the fall in Scandinavian personal lines premiums. Elsewhere in Europe the Irish results were adversely affected by the inflation in the economy. In the UK, personal lines have produced another good result, despite poor underlying weather, with household and health performing particularly well. The UK commercial headline numbers have been hit by£35m of WTC costs; however motor continues to shine. The UK global and risk managed account was one of the poor performing areas for 2001. Australia and New Zealand have again performed very well with both producing a combined ratio of 100% or less. The American results, of course, were devastated by the WTC loss but this is the region in which we are achieving the strongest rate increases. The US personal auto result showed a deterioration in both frequency and severity of claims and parts of Canada were also poor, in common with general market experience.

A key element in the strategy of achieving the Group target combined ratio of 103% is the policy of disposing or discontinuing those operations or lines of business that either are not performing or are non strategic. A number of disposals and discontinuances of general insurance operations have been effected over the last year, including Lloyd Italico and the direct writing operation in Italy, the Group's Spanish operations and various lines of mid market commercial business in the USA. This process continues for remaining businesses, albeit on a longer time scale than originally anticipated following the substantial changes to market conditions following 11 September.

Life Business Result

The life business result of £186m is £66m worse than 2000. The UK life profit has reduced by £46m. This is primarily attributable to the downturn in the stock market during 2001. In Europe the increase in 2001 in the Danish contribution has been more than offset by the costs associated with our Eurolife project and our Polish operations and the sale of the Italian life companies. We also disposed of our life company in Canada.

Life New Business

Overall life new business excluding investment sales is down by 14% on an annual premium equivalent basis, at £319m for the year. This can partly be attributed to the disposals of our Italian, Spanish and Canadian life operations during the period. However, we have also seen a fall in new business in the UK. La Construccion, our Chilean life company, continues to produce good levels of new business growth. Overall new business in 2001 reflected difficult trading conditions and our determination to focus only on key strategic markets where we can leverage our established strengths and achieve adequate returns; group risks, pensions and retail investments sales all continued to grow strongly. Further details are available in Section D.

Other Activities Result

The analysis of the other activities result is as follows:

	12 Months 2001 (unaudited) £m	12 Months 2000 (unaudited) £m
Fund management - RSAI	**9**	15
Development expenses	**(19)**	(45)
Other non insurance	**5**	20
Non insurance activities	**(5)**	(10)
Associates	**7**	23
Central expenses	**(37)**	(37)
Investment expenses	**(26)**	(27)
Loan interest	**(50)**	(48)
Balance of LTIR	**(48)**	19
Other activities result	**(159)**	(80)

The other activities result includes a cost of £48m in respect of the balance of LTIR. This comprises a number of items, of which the most significant is a charge in respect of the shortfall of actual capital deployed in the general insurance business and the Group's risk based capital target of 47% which applied for 2001 and is now changing. The reduction in other non insurance activities also reflects the sale of Swinton and the Trust Company in the UK.

Other Profit and Loss Movements

The largest item affecting the difference between Group operating result* and profit before tax (PBT) is short term investment fluctuations. UK accounting rules require us to reflect in PBT the full market value movement in our investment portfolio. This volatility can distort each quarter's PBT and is one of the main reasons that we use Group operating result based on the longer term investment return as our primary measure of performance. Short tem investment fluctuations were a charge of £845m reflecting the poor investment market conditions.

Other movements in the consolidated profit and loss account comprise amortisation of goodwill and present value of acquired in force business of £108m, charges in respect of interest on dated loan capital of £58m, the change in equalisation provisions of £46m, reorganisation costs of £97m and the net losses on disposal of subsidiaries of £109m. The profits on disposal of subsidiaries, including Swinton, the Trust Companies, Canada Life and Spain of £59m is offset by a charge of £168m for the amount of goodwill originally written off to reserves. This arises in respect of the original acquisition of various subsidiaries, notably Swinton. As these subsidiaries have now been sold, the original goodwill is written back against profit. There is a corresponding credit to the reserves of the same amount and therefore no reduction in shareholders' funds.

The underlying rate of tax on the Group operating result* is 31% (2000 : 32%).

After a tax credit of £5m and eliminating minority interests of £5m, the loss for the period attributable to shareholders was £1,237m (2000 restated : loss of £28m).

Movement in Total Capital

Total capital has decreased from £7,653m at 31 December 2000 to £5,953m at 31 December 2001. The movement comprises the after tax loss attributable to shareholders of £1,237m, ordinary dividends of £227m, preference dividends of £9m, a reduction in embedded value of £333m, exchange movements of £69m and a reduction in minority interests of £7m. These were offset by an increase in share capital and premium of £14m and the write back of goodwill outlined above of £168m.

Dividend

The directors will recommend to shareholders at the Annual General Meeting to be held on 15 May 2002 that a final dividend of 7.2p per ordinary share be paid on 31 May 2002. The dividend will be payable to shareholders on the

register at the close of business on 26 April 2002. This, together with the interim dividend of 8.8p already paid, will make a total distribution for the year of 16 0p (2000 : 26.0p), in line with the policy that we introduced at the third quarter.

Net Asset Value Per Share

The net asset value per share, after adding back claims equalisation provisions, decreased to 346p (31 December 2000 : 461p). As at 25 February 2001 this figure was estimated to be 347p.

* Based on longer term investment return (LTIR). For more details on LTIR see Note 2 on Page10.

CONSOLIDATED PROFIT & LOSS ACCOUNT

	12 Months 2001 (audited) £m	Restated 12 Months 2000 (audited) £m
General business net premiums written	8,813	8,372
Life business net premiums written	2,899	3,439
General business result	(11)	290
Life business result	186	252
Other activities	(159)	(80)
GROUP OPERATING RESULT (based on longer term investment return) *	16	462
Amortisation of goodwill	(58)	(56)
Amortisation of goodwill in acquired claims provisions	(37)	(59)
Amortisation of present value of acquired in force business	(13)	(9)
Interest on dated loan capital	(58)	(55)
Claims equalisation provisions	(46)	(24)
Reorganisation costs	(97)	(110)
Group operating (loss)/profit (based on longer term investment return) *	(293)	149
Short term investment fluctuations	(845)	20
(Loss)/profit on ordinary activities before exceptional items and tax	(1,138)	169
Profit on disposal of subsidiaries less provisions for losses on subsidiaries to be sold	(109)	(128)
(Loss)/profit on ordinary activities before tax	(1,247)	41
Tax on Group operating result (based on longer term investment return) *	(5)	(151)
Tax on other losses	10	81
Loss on ordinary activities after tax	(1,242)	(29)
Attributable to equity minority interests	5	1
Loss for the financial year attributable to shareholders	(1,237)	(28)
Cost of preference dividend	(9)	(9)
Cost of ordinary dividend	(227)	(372)
Transfer from retained profits	(1,473)	(409)
Group operating earnings after tax per ordinary share (based on longer term investment return) *	(4.1)p	17.5p
Earnings per ordinary share	(87.5)p	(2.6)p
Diluted earnings per ordinary share	(87.5)p	(2.6)p

* See Note 2 on Page 10.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	12 Months 2001 (audited) £m	Restated 12 Months 2000 (audited) £m
Loss for the financial year attributable to shareholders	(1,237)	(28)
Movement in the value of long term business	(333)	(37)
Exchange	(69)	156
Total shareholders' consolidated recognised (losses)/gains arising in the period	(1,639)	91
Prior year adjustment	140	
Total shareholders' consolidated recognised losses since 31 December 2000	(1,499)	

MOVEMENTS IN SHAREHOLDERS' FUNDS

	12 Months 2001 (audited) £m	Restated 12 Months 2000 (audited) £m
Shareholders' funds at 1 January (as reported)	6,323	6,484
Prior year adjustment	140	148
Shareholders' funds at 1 January (as restated)	6,463	6,632
Share capital issued and increase in share premium	14	19
Total shareholders' recognised (losses)/gains	(1,639)	91
Goodwill written back	168	102
Dividends	(236)	(381)
Shareholders' funds at 31 December	4,770	6,463

SUMMARY CONSOLIDATED BALANCE SHEET

	31 December 2001 (audited) £m	Restated 31 December 2000 (audited) £m
ASSETS		
Intangible assets	1,086	1,086
Investments		
Land and buildings	521	557
Interests in associated undertakings	233	241
Other financial investments - equities	3,448	4,647
- fixed interest	10,063	9,902
- other	1,605	963
	15,870	16,310
Value of long term business	1,335	1,729
Total investments	17,205	18,039
Reinsurers' share of technical provisions	5,010	3,938
Debtors	5,953	5,365
Other assets	684	701
Prepayments and accrued income	1,285	1,218

Prepayments and accrued income	1,285	1,218
Long term business policyholders' assets	36,198	41,577
Total assets	**67,421**	71,924
LIABILITIES		
Shareholders' funds	4,770	6,463
Equity minority interests in subsidiaries	399	406
Dated loan capital	784	784
Total capital, reserves and dated loan capital	**5,953**	7,653
Technical provisions	20,455	18,941
Equalisation provisions	331	283
Borrowings	1,081	381
Other liabilities	3,403	3,089
Long term business policyholders' liabilities	36,198	41,577
Total liabilities	**67,421**	71,924

Note
The long term business policyholders' assets are presented before elimination of balances held between policyholders and shareholders.

Approved by the Board on 27 February 2002.

SUMMARY SHAREHOLDERS' CASH FLOW STATEMENT

	12 Months 2001 (audited) £m	12 Months 2000 (audited) £m
Net cash inflow/(outflow) from operating activities	**116**	(142)
Dividends from associates	**24**	29
Servicing of finance	**(78)**	(72)
Taxation refunded/(paid)	**80**	(131)
Capital expenditure	**(98)**	(76)
Acquisitions and disposals (note 1)	**196**	(14)
Dividends paid on equity shares	**(370)**	(358)
	(130)	(764)
Issue of ordinary share capital	**14**	19
Proceeds from the issue of dated loan capital	**-**	146
Purchase of own shares (note 2)	**-**	(22)
Cash flow (pre investment)	**(116)**	(621)
Investment activities		
Purchases/(sales) of investments	**585**	(905)
(Increase)/reduction in borrowings	**(701)**	284
Net investment of cash flows	**(116)**	(621)

Notes

1. Acquisitions include the purchase of Folksam£23m and Balta £13m in Europe, Kemper £28m in Canada and our new operation Probursa in Mexico £28m. Disposals include the sale of our Spanish operation£(134)m, Lloyd Italico, Royal & SunAlliance Vita and Sun Alliance Vita£(88)m in Italy, our Canadian life operation£(85)m along with Swinton £(55)m and the Trust Companies £(24)m in the UK.

2. The purchase of own shares relates to shares purchased and held in trust for the employee share option scheme.

3. The cash flow statement does not include any amounts relating to the life business except cash transactions between the life business and shareholders.

EXPLANATORY NOTES

1. Accounting Policies

In 2001, the Group has changed its accounting policy in respect of discounting. Because of the extremely long settlement pattern of claims such as those related to asbestos, we have changed our policy to discount provisions in respect of such claims. This discount takes account of the time value of money and a discount rate of 5% (representing the return on investments matching these provisions) has been applied.

The impact of the adoption of the new policy is to decrease the loss before tax by£119m (2000 : decrease profit by £14m) and to decrease the loss after tax by £100m (2000 : increase the loss by £13m).

The introduction of discounting also applies to the existing provisions already established at the beginning of the year. This gives rise to a credit to opening shareholder funds of £140m after tax and minority interests.

In each future year the discounted claims will increase by one year's discount at 5% and this will be charged to the profit and loss accounts as an offset against the investment return. For 2001 the discount unwind is£18m. For 2002 it will be approximately £30m.

2. Longer Term Investment Return

The Group operating result (based on LTIR) is the most appropriate measure used internally to recognise the performance of the operations. For general insurance business, this result comprises the underwriting result (excluding changes in equalisation provisions) together with the longer term investment return (see below) on the assets backing both the general business liabilities and the risk based capital required to support these businesses.

The main items excluded from the Group operating result (based on LTIR), but included in the profit on ordinary activities before tax are the short term investment fluctuations, the change in equalisation provisions, reorganisation costs (including losses on terminated business), amortisation of purchased goodwill (including goodwill in acquired claims provisions and amortisation of purchased value of long term business), dated loan capital interest, profits and losses arising on the disposal of businesses less provisions for losses on subsidiaries to be sold.

The longer term investment return is calculated in accordance with the Statement of Recommended Practice on Accounting for Insurance Business issued by the Association of British Insurers. The objective of calculating this return is to recognise the total investment return whilst avoiding the distortions of short term investment market fluctuations.

3. Earnings Per Share

The earnings per share is calculated by reference to the result attributable to the equity shareholders and the weighted average of 1,424,208,311 shares in issue during the period. The number of shares in issue at 31 December 2001 was 1,439,165,140.

ANNUAL REPORT FOR 2001

These preliminary financial statements do not constitute full statutory Group financial statements within the meaning of Section 240 of the Companies Act 1985. The statutory Group financial statements for the year to 31 December 2001 of Royal & Sun Alliance Insurance Group plc will be posted to shareholders on 2 April 2002 and will be delivered to the Registrar of Companies following the Annual General Meeting to be held on 15 May 2002. The independent auditors' report on the Group financial statements for the year ended 31 December 2001 is unqualified and does not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

FURTHER INFORMATION

A supplementary information pack contains:

- Detailed business review
- Statistical analysis
- Statutory financial information
- Life new business

The full text of the above is available to the public at 30 Berkeley Square, London W1J 6EW and at 1 Leadenhall Street, London EC3V 1PP. The text is also available on our internet site at www.royalsunalliance.com. Copies of slides presented at the analysts' meeting will be available on the site from 14.00pm today.

The results for the three months to 31 March 2002 will be announced on 9 May 2002.

END

Company website

Company Royal & Sun Alliance Ins Group PLC
TIDM RSA
Headline Final Results - Part 2
Released 07:01 28 Feb 2002
RNS Number 1648S

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SECTION A

DETAILED BUSINESS REVIEW

CONTENTS

INTRODUCTION

PROFIT AND LOSS ACCOUNT AND BALANCE SHEET

The following issues relate to the Group's profit and loss account and balance sheet:

Longer Term Rate of Return
The Group includes the longer term rate of return on investments backing general business technical provisions and capital in determining operating profit (based on LTIR). This treatment is in accordance with the Association of British Insurers Statement of Recommended Practice (ABI SORP). The longer term rate of return is determined in order to ensure that over time the long run basis recognises the aggregate of the actual investment return.

The basis of calculating the longer term rate of return has not changed over the year. For 2001, the Group's investment policy was to hold sufficient equities to back 100% of capital and 5% of technical provisions with the balance of technical provisions, net of working capital, being supported by fixed interest securities. The general business result (based on LTIR) of £(11)m is calculated assuming pre tax returns of 6% on fixed interest securities and 9% on equities and assuming that investments have been held throughout the period according to the investment policy. A new investment policy, as outlined below, will be introduced with effect from
1 January 2002.

The longer term investment return included within the Group operating result (based on LTIR) is based on a normalised value of investments. This adjustment to the value of the investments on which the long term return is calculated ensures that the return is both stable and sustainable. The normalisation adjustment is based on longer term yield assumptions and produces an effective return as follows (on opening investment values):

	Stated longer term return	Effective return 12 months 2001	Effective return 12 months 2000
Equities	9%	10.1%	8.5%
Fixed interest	6%	5.7%	5.9%

The difference between the stated returns credited to the general business result (based on LTIR) and the above effective returns is included in other activities. Also included in other activities is the difference in investment return on the actual investments held throughout the period, compared to that specified by the investment policy.

The aggregate investment return recognised on the longer term basis since 1994 amounts to£8.8bn and the total actual investment return for this period is £9.8bn.

New Investment Policy
Following a review of the risk based capital requirement, announced with the nine month results, we will change our investment policy and reduce our exposure to equity investments to 37.5% of risk based capital. This policy will be fully implemented by the end of 2002. In the fourth quarter of 2001 we sold approximately£650m of equities and took derivative protection for approximately £1,200m. During 2002 we will continue to reduce our exposure to equity investments to bring the actual holding in line with the new investment policy.

Dated loan capital
The dated loan capital raised by the Group has been reflected as a separate element of capital resources in the balance sheet. This classification gives proper recognition to the terms of the dated loan capital, which make it akin to capital finance. In order to achieve consistency with the other sources of capital, the cost of servicing this debt is reflected as a financing item, and is not deducted in arriving at Group operating result (based on LTIR). Similarly, the cash flow statement reflects amounts associated with the dated loan capital as financing cash flows. Dated loan capital is unchanged during the year at £784m.

Goodwill
Purchased goodwill has been capitalised and is being amortised over its expected useful economic life, but not exceeding 20 years. Amortisation for the year to 31 December 2001 is £58m.

Goodwill on acquisition of claims provisions
The fair value of claims provisions relating to the businesses acquired has been established after making allowance for future investment income as required by the ABI SORP. The discount, being the difference between the fair value and the undiscounted value of the claims provisions, has been capitalised as goodwill in acquired claims provisions. It is being amortised to profit and loss over the expected run off period of the related claims. Amortisation for the year to 31 December 2001 is £37m.

Reorganisation costs and other items
Reorganisation costs have been charged against profit on ordinary activities before tax and relate mainly to the general insurance businesses in the USA and the UK. These costs include underwriting losses on business terminated in previous periods that arose as a consequence of major reorganisations.

Disposals
The disposals of Canada Life and Spain completed in the fourth quarter and the combined profit on disposal amounted to £48m.

The total loss on disposal of subsidiaries of £109m includes £168m of goodwill written off with a corresponding credit to reserves.

Taxation charge
The tax credit is low in relation to the loss on ordinary activities before tax mainly due to the unrealised losses on investments, the amortisation of goodwill, the amortisation of goodwill in acquired claims provisions and the charge for goodwill on subsidiaries sold, previously written off directly to profit and loss reserves, none of which are deductible for tax.

Shareholders' interest in life business

	£m
UK	
Phoenix and Unit Linked	906
With profits	764
	1,670
Overseas	833
	2,503

Embedded value

UK Assumptions

	31 December 2001 %	31 December 2000 %
Investment returns		
Equities	7.54	7.23
Fixed interest	5.04	4.73
Discount rate	7.50	7.30

Impact of foreign exchange on quarterly movements
Our accounting policy is to translate the results of businesses denominated in foreign currencies into sterling at period end rates. The quarterly movement reported in the statistical analysis is the difference between the current result at the latest period end rate and the previous quarter's result at the period end rate at that date. The quarterly movement therefore includes the exchange impact of the restatement of the previous period end results at the latest period end rates of exchange.

Exchange rates

	31 December 2001	31 December 2000
US Dollar	1.46	1.49
Canadian Dollar	2.32	2.24
Danish Kroner	12.15	11.88
Australian Dollar	2.84	2.69

PENSION AND POST RETIREMENT BENEFITS

The Accounting Standards Board issued Financial Reporting Standard 17 (FRS 17) "Retirement Benefits" in November 2000. The implementation of the new standard is to be phased in during the two years to 31 December 2003. The value of the liability that would be included in the consolidated balance sheet at 31 December 2001 if FRS 17 had been fully adopted in the financial statements and the reversal of existing liabilities for pension and post-retirement schemes recorded under SSAP 24 are shown in the following shareholdersfunds reconciliation:

Shareholders' funds reconciliation

	£m
Shareholders' funds as reported at 31 December 2001	**4,770**
Less pension and post-retirement FRS 17 liabilities net of tax	(128)
	4,642
Add liabilities that would be reversed on the implementation of FRS 17 net of tax	82
Shareholders' funds on FRS 17 basis at 31 December 2001	4,724

RISK BASED CAPITAL

Actual capital compares with required risk based capital as follows:

	Prospective View **2002 £m**
Available capital	
Total capital, reserves and dated loan capital	5,953
Add: Equalisation provisions (taxed)	232
Add: Estimate for write back of SSAP 24 liability	60
	6,245
Less: Goodwill & unprovided deferred tax	(1,199)
Adjusted capital	**5,046**
Less:	
Capital attributed to life operations	2,503
Capital required for disposed & discontinued operations	50
Add: Capital scheduled to be released	800
Capital available to meet general insurance requirements	**3,293**

General insurance requirements for 2002
The base level of 2002 net written premium, after adjustment for disposals and our quota share arrangement, amounts to around £7bn. We estimate growth in 2002 on this figure to be in the range of 15-20%. With our risk based capital at 40% of NWP this implies that we have adequate capital to finance that growth.

BOND PORTFOLIO

Our introduction of the new investment policy, announced with the nine month results, has commenced with significant sales of equities as well as the taking out of derivatives to protect the remaining equity portfolio. The movement into fixed interest has not given rise to any deterioration in the underlying quality of the fixed income portfolio which is unchanged at 92% grade A or above.

RATING MOVEMENTS

Rate movements being achieved for risks renewing in December 2001 versus comparable risks renewing in December 2000 were as follows:

	Personal		Commercial		
	Motor	Household	Motor	Liability	Property
	%	%	%	%	%
UK	7	3	9	21	33
USA	11	10	28	17	53
Canada	9	4	13	9	10
Scandinavia	7	4	12	6	5
Australia	4	-1	16	32	30

REINSURANCE

The majority of the Group's reinsurance programme renewed on 1 January 2002, the principal exception being the USA, which renews on 1 May.

The Group successfully placed all the intended covers. In a number of cases the retentions of the Group were increased. These relate both to major event reinsurance coverages and individual risk covers. The principal examples are UK Commercial's event cover where the retention has increased from£25m to £50m and its per risk cover which has moved from £5m to £10m for property risks. Some programmes, including UK PFS and Canada, were placed without change to retentions.

ASBESTOS AND ENVIRONMENTAL CLAIMS PROVISIONS

At 31 December 2001 the Group held discounted claims provisions of£630m for asbestos and environmental claims which can be analysed as:

	£m
UK business - UK risks	200
- US risks	160
US business	230
Other	40
	630

SUPPLEMENTARY LONG TERM BUSINESS INFORMATION (UNAUDITED)

INTRODUCTION

The UK insurance industry is continuing the development of an alternative approach to the recognition of profit from long term insurance business. The alternative approach seeks to present a more realistic view of the results of long term business operations and is known as the Achieved Profits basis. The Group continues to support this initiative. The basis is related to the principles of the embedded value of shareholders'interest in long term business, which the Group includes in the consolidated balance sheet and which is summarised in note 44 to the Group accounts. This supplementary statement provides an analysis of the movement in this interest in respect of those parts of the Group that report an embedded value and the key underlying assumptions adopted in its calculation.

Certain overseas operations (principally Scandinavia) report their long term business results in accordance with local accounting principles. Due in part to the distinct features of the life insurance markets in these territories, and the fact that the local accounting principles are believed to show a fair result, no adjustment is made to their results on incorporation into this statement.

RATIONALE

To understand the rationale for the alternative approach it is necessary to appreciate the objectives underlying the statutory basis of long term business profit recognition in the UK. For a company conducting long term insurance business in the UK a separate portfolio of assets ("the fund")has to be maintained to ensure that all liabilities of the company to its policyholders can be met at all times. Such a company is legally required to undertake a valuation in accordance with statutory regulations. These are primarily concerned with ensuring the financial security of the fund rather than assessing its performance in the period. The statutory method of profit recognition is based upon the statutory solvency valuation of the assets and liabilities of the fund. Under this approach the profit for shareholders is represented by the cash transfer from the fund following the actuarial evaluation.

In contrast, the rationale of the Achieved Profits method is to reflect the performance of the business in the period. The approach seeks to evaluate the cashflows to the benefit of shareholders expected to arise on existing long term business contracts. The change in value of the anticipated cash flow is reported in the years in which it can be regarded as having been earned, having regard to the risks implicit in the business.

It should be emphasised that the Achieved Profits method neither replaces the statutory evaluation nor does it change the timing of the release of cash to shareholders from the fund. The total profit attributable to shareholders will over time be the same under both approaches. The differences lie in the timing of the recognition of profit in the accounts.

INTERRELATIONSHIP WITH PRESENT ACCOUNTS
The present Group accounts generally report life profit based on the statutory solvency valuation principles as adjusted in a number of respects. This approach is known as the Modified Statutory Basis ("MSB").The Group balance sheet also includes a "Value of Long Term business" which represents a valuation of the shareholders' interest in the life operations. This includes the evaluation of overall profit expected to arise on existing long term business contracts but excludes any estimate of the value to shareholders of new business yet to be written. The result set out in this supplementary statement represents the movement in this value in the year.

As the same methodologies and assumptions have been applied in both the value of long term business and this supplementary statement, the alternative approach has no impact on total shareholders'funds and accordingly a balance sheet is not included in this statement.

Shareholders' Interest in Long Term Business (unaudited)	UK £m	Europe £m	Americas £m	Asia Pacific £m	**2001 £m**	2000 £m
Balance at 1 January	1,774	507	253	263	**2,797**	2,776
Exchange	-	(8)	(20)	(12)	**(40)**	(19)
Movement for the year	(211)	24	9	5	**(173)**	127
Dividends and transfers	(117)	(23)	-	(2)	**(142)**	(128)
Capital injections	224	9	-	-	**233**	41
Acquisitions	-	4	-	-	**4**	-
Disposals	-	(108)	(68)	-	**(176)**	-
Balance at 31 December	1,670	405	174	254	**2,503**	2,797

Notes:
1. The shareholders' interest in long term business comprises the value of long term business, as shown in the Group balance sheet, together with shareholders' funds attributable to long term business but held separately from designated long term business funds and shareholders' accrued interest, being the excess of accumulated profit recognised under the Modified Statutory Basis over the statutory transfers from the long term fund. This is shown in note 44 to the Group accounts.
2. The results in respect of certain territories are in accordance with local accounting principles and have not been restated on consolidation. In each case the local basis is considered to represent a reasonable approach for the determination of the result from life operations.
3. The results of other overseas business show the movement in the shareholders' interest in long term business, calculated in accordance with the same principles as apply to the UK business.
4. The acquisition in 2001 related to the purchase of AAS Latva (Latvia). During 2001 the Group disposed of its life operations in Canada, Italy and Spain.
5. In providing an analysis of the movement in the value of long term business as shown in the Group balance sheet it is also necessary to identify the effect of retranslating opening balances held in foreign currency to the year end rates of exchange.
6. The value will change by the amount of any capital invested or divested by the Group into or out of its long term operations.

ANALYSIS OF MOVEMENT FOR THE YEAR IN SHAREHOLDERS' INTEREST IN LONG TERM BUSINESS
We have analysed the movement for the year in the shareholders' interest into the following components:

Value Added by New Business
The value added during the year for new business written net of all expenses attributable to the acquisition of the business grossed up for taxation at the relevant rate.

Expected Return
The risk free investment return on the restated opening balance. The opening shareholders'interest in long term business balance is adjusted to include the impact of economic assumption changes from the beginning of the year (see below).

Operating Margin
The differences between the actual results for the period and the expected experience at the start of the year together with the risk return earned on the restated opening balance.

Operating Assumption Changes
The impact of changes in the operating assumptions which include mortality, expenses, persistency and bonuses to policyholders.

Economic Assumption Changes
The impact of changes in the investment return assumptions and the change in the discount rate.

Investment Variances
The difference between the returns achieved during the period and the returns assumed.

Attributed Tax
Embedded value profit is calculated on an after-tax basis and grossed up at the full corporation tax rate for UK business and at appropriate rates of tax for other territories.

	2001 (unaudited) £m	2000 (unaudited) £m
Value added by new business	33	36
Expected return	146	154
Operating margin	135	117
	314	307
Operating assumption changes	(77)	83
Economic assumption changes	(72)	(113)
Investment variances	(420)	(95)
Gross movement attributable to the year before tax	(255)	182
Attributed tax	82	(55)
Movement for the year	(173)	127

Included in the operating margin for the year is a risk margin unwind of £109m (2000 : £121m).

Operating assumption changes impacting 2001 included a reduction in assumed level of UK reversionary bonuses and impact of revised lapse rates in Asia Pacific operations. The changes in economic assumptions and investment variances reflect the impact of lower investment returns.

Overseas operations account for 33% of the total shareholders' interest in long term business.

VALUE ADDED BY NEW BUSINESS
In respect of new business written in the period, the analysis initially seeks to determine the overall profit that will accrue to shareholders over the life of the contract. The value is then restated, taking into account the timing of the expected transfers of the profit to shareholders and the various risks and uncertainties that will affect its emergence, by discounting the future cash flows. The risks and uncertainties exist in both the assumptions concerning the insurance experience, such as mortality, morbidity and lapse rates, and the assumptions concerning the performance of the company and the economic environment such as expenses, inflation and investment returns. The risks are reflected in the choice of discount rate.

PRE TAX NEW BUSINESS PROFIT ACTUARIAL FACTORS	**2001 (unaudited) £m**	2000 (unaudited) £m
UK	**39**	28
Europe	**13**	18
Americas	**10**	7
Asia Pacific	**11**	13
Total value added by new business before tax	**73**	66

PRE TAX NEW BUSINESS PROFIT FULLY COSTED	**2001 (unaudited) £m**	2000 (unaudited) £m
UK	23	17
Europe	(3)	6
Americas	8	3
Asia Pacific	5	10
Total value added by new business before tax	33	36

Margins remain under pressure. The UK result is adversely impacted by expense overrun. The result for Europe includes the development costs incurred within the Eurolife and Poland operations.

PRINCIPAL ECONOMIC ASSUMPTIONS
As indicated above, the value of long term business is dependant on assumptions concerning a range of factors that will influence the future profit emergence. These assumptions represent estimates based on recent experience and general economic conditions.

The principal assumptions in respect of the UK operation are as follows:

	2001 (unaudited) %	2000 (unaudited) %
Investment return :		
Government fixed interest	**5.04**	4.73
Other fixed interest	**5.79**	5.48
UK equities	**7.54**	7.23
Overseas equities	**7.54**	7.23
Expense inflation	**3.20**	3.20
Discount rate (including risk margin of 4.0% (2000 : 4.0%))	**7.50**	7.30

Principal assumptions outside of the UK vary from territory to territory. Government fixed interest returns range from 4.67% to 8.25% and discount rates range from 7.5% to 14.0%.

Notes on Assumptions

1. The assumptions represent expectations of future experience and have regard to past, current and future experience and to relevant external data. Favourable changes in experience are not anticipated unless the improved experience is reasonably certain. The projections bases for discontinuances, renewal and other expenses, mortality and morbidity, investment return and taxation are based upon an underlying assumption that the businesses are continuing as going concerns.
2. The assumptions for future investment return reflect the current investment portfolio. The projected returns are based upon current fixed interest returns. The projected future returns on equity investments include a margin over the corresponding risk free (gilt edged) rates assumed.
3. The discount rates used in the calculations reflect the relevant risk free (gilt edged) rates in the individual territories and include margins for risk.
4. For with profits business, the assumptions regarding bonuses are consistent with the assumed investment returns and the company's bonus philosophy. For UK with profits business the reversionary bonus rate assumption is consistent with the assumed investment returns. Future terminal bonus scales have been adjusted, to distribute all the assets of the with profits business after allowing for all associated shareholder transfers, by basing future policyholder benefits on a proportion of asset shares. Where the shareholders'profits are determined as a proportion of the cost of policyholder bonuses, the proportion is assumed to continue at the same level as is currently used.
5. No account is taken of the value of future premiums under recurring single premium business (such as Department of Social Security rebate premiums) or for the value of future non-contractual increments on existing business. The value of such business is recognised in the value of new business in the period in which the premium is received.

ALTERNATIVE ASSUMPTIONS

The discount rate appropriate to any investor will depend on the investor's own requirements, tax position and perception of the risks associated with the realisation of the future profits. The effects of changing the discount rate for the UK operations are :

	1% lower discount rate £m	As published £m	1% higher discount rate £m
Embedded value at 31 December 2001	**1,739**	**1,670**	**1,601**

It should be noted that in calculating these values all other assumptions have been left unchanged.

UNITED KINGDOM

PERSONAL	**2001 £m**	2000 £m
General business net premiums written	**1,691**	1,673
Operating ratio	**102.8%**	110.1%
General business result (based on longer term investment return)	**129**	13
Life business net premiums written	**1,764**	2,005
Life business result	**118**	164

General

- We continued to achieve growth in the household account primarily from our corporate partnership operation.
- Personal motor showed a 3% reduction in premium over the period, although the average premium per policy increased by 8.5%, with similar rates of reduction in the number of vehicles insured. This reduction was most marked in the young driver category, further rebalancing the portfolio.
- The premium reduction on the Other category was due to the non renewal of a creditor insurance scheme which offset growth in other areas.
- In the household account, we achieved an underwriting profit. The year showed a high incidence of underlying weather claims, which were £30m higher than in 2000. This was more than offset by the reduction in event weather costs, which were £80m in the fourth quarter 2000. We continue to see the positive impact of household claims initiatives, amounting to £20m for the year to date.
- There was a £17m improvement in the personal motor underwriting result. This was due to a combination of claims management initiatives (contributing £15m savings in the period), higher rates and improvements in the portfolio mix further reducing the proportion of young drivers. The cost for the period of the change in Ogden discount rate was £12m.
- Good results, in particular from our health operation but also from our creditor operation, contributed to the £22m improvement in the underwriting result for personal other, giving rise to an underwriting profit of £14m.

Life

- Following a strong performance last year, we are continuing to make progress in our chosen markets. Pensions continue to perform strongly with individual and group pension sales up 30% to£159m in the year against the same period last year. Our market leading group risks business increased sales by 33% to£221m, once again reflecting our expertise in this specialist area.

- During the fourth quarter, investment markets recovered significantly from their third quarter levels. As a result, the fourth quarter life profit contribution improved to £45m from £3m in the third quarter.

UNITED KINGDOM

COMMERCIAL	2001 £m	2000 £m
General business net premiums written	**1,796**	1,445
Operating ratio	**125.0%**	112.7%
General business result (based on longer term investment return)	**(148)**	76

- Growth of 24% in the UK commercial portfolio is largely due to the cumulative effect of rate increases applied throughout the year. In addition, both retention rates on renewal business and new business levels have improved through the year, particularly in property, casualty, aviation and marine business.

- With the very satisfactory levels of return now being generated, the levels of rate increase in the commercial motor operation have eased, although they remain in line with claims inflation.

- Commercial Other business grew as a result of increased levels of business ceded from aviation pools and strong growth in marine rates and new business.

- Strong underlying improvements in the property account were offset by a number of events. Large fire losses were £52m higher than in 2000. There were charges of £18m for the WTC and £10m for asbestos reserve strengthening, net of discount. Weather related claims reduced by £29m in comparison with 2000.

- The liability market has been inadequately rated and over competitive for some time. As we have previously announced, actions have been initiated to counteract this. Initially this led to increased lapse ratios but the need for rating increases has now been largely accepted by the market. Although the result remains unacceptable the underlying trend is improving. The cost of Ogden amounted to £7m, foot and mouth claims cost £4m and asbestos reserve strengthening, net of discount, was £58m.

- The effects of two years of rating increase within commercial motor are now flowing through producing a strong underwriting profit despite a cost of £13m for Ogden table reserve changes.

- Commercial Other continued to be adversely affected by losses arising on certain lines of discontinued London Market business; with the reserve strengthening of£132m in the fourth quarter, the charge for the year on these lines of business was £138m adverse to 2000. A charge of £17m has been made for losses arising from the WTC and asbestos reserve strengthening, net of discount, was £67m.

- The UK global and risk managed business, while showing improvement over the result for 2000, remains disappointing. The results for this business sector are reflected in all reporting lines of UK commercial. This area has seen the strongest action during the latter part of 2001 and into 2002, on rating and in tightening of terms & conditions.

EUROPE, MIDDLE EAST & AFRICA

PERSONAL	2001 £m	2000 Adjusted £m	2000 Original £m
General business net premiums written	**900**	1,072	1,099
Operating ratio	**104.2%**		110.9%
General business result (based on longer term investment return)	**80**		14
Life business net premiums written	**737**	879	890
Life business result	**15**	26	27

General

- Our net premium written for the Europe, Middle East & Africa region was down by£172m, or 16%, in local currency terms. This was more than accounted for by the sale of Lloyd Italico in Italy (£155m) and our Spanish operations (£62m).

- In both Denmark and Sweden, our rating action has led to a loss of business. but we are prepared to lose market share to achieve profitability. The net premiums written of our Swedish operations reduced due to adverse exchange movements in the underlying Swedish Kroner.

- The effect of firm rating and underwriting, coupled with expense saving actions, across all Scandinavian personal lines generated a £16m improvement in the underwriting result.

- In Ireland, we have continued to apply rate increases as the effect of inflationary pressures on claims costs continues to be felt. We strengthened reserves by£4m in the fourth quarter. Strong underwriting and claims management action is being taken on this account.

- Our Italian result benefited from the disposal of Lloyd Italico in 2000, improving the result by £33m.

- Other business includes the Spanish operation which we announced the sale of in July. This contributed much of the £25m improvement in the underwriting result compared with 2000.

Life

- In annual premium equivalent terms life sales have decreased by 20% over 2000. However, 2000 figures included sales from our Italian and Spanish life operations which were sold in 2001. Excluding our disposed operations, APE reduced by 7%. Annual premium business was down 19% (3% excluding disposals). Single premiums fell by 24% (16% excluding disposals) primarily due to unsettled market conditions.

- High bonus declarations in Scandinavia led to a £5m improvement in their result.

- The overall result was lower than the same period last year, in part as a result of the sale of the Italian and Spanish business and also development costs for our Eurolife, Benelux and Polish operations.

EUROPE, MIDDLE EAST & AFRICA

COMMERCIAL	**2001** **£m**	2000 Adjusted £m	2000 Original £m
General business net premiums written	**701**	636	650
Operating ratio	**109.8%**		111.2%
General business result (based on longer term investment return)	**20**		2

- There was strong growth in Scandinavian commercial business. This growth was partly due to the acquisition of the Folksam portfolio of business in Sweden. In addition, in both Denmark and Sweden we have achieved good rate increases on existing business with acceptable lapse rates.

- Firm underwriting and rating activity in both Ireland and Germany led to continued good levels of premium increases. In Ireland, we have continued to apply rate increases required by the inflationary trends in claims costs.

- In underlying terms the Scandinavian underwriting result improved by £14m. The majority of this improvement was seen through the property account, where there has been a low incidence of large losses, and the motor account, as a result of increased rates. This was somewhat offset by a deterioration in workers compensation business.

- Our Irish commercial underwriting result benefited from rating and underwriting improvements but these continue to be more than offset by adverse claims inflation, reflecting the overall situation in the Irish economy.

- The commercial Other result was adversely effected by increased large losses in our French and Benelux operations.

AMERICAS – UNITED STATES

PERSONAL	2001 £m	2000 Adjusted £m	2000 Original £m
General business net premiums written	**561**	574	563
Operating ratio	**108.2%**		103.4%
General business result (based on longer term investment return)	**(1)**		26

- Rating increases have been applied to both household and auto accounts, with the household account showing a 4% increase in premiums written. Premium increases in the auto account averaging 10% were however, more than offset by higher lapse rates.
- The household account has improved sharply, to an underwriting profit, as a result of underwriting and rating actions and the absence of catastrophe losses.
- The automobile account has suffered increases in both frequency and severity of claims. It continues to require further rating increases which are being applied. Other major writers also appear to be filing rate increases. We are also undertaking a number of claims management initiatives to improve the result. In the fourth quarter, claims provisions were strengthened by £7m. WTC losses amounted to £2m.

COMMERCIAL	2001 £m	2000 Adjusted £m	2000 Original £m
General business net premiums written	**1,607**	1,496	1,466
Operating ratio	**127.3%**		109.2%
General business result (based on longer term investment return)	**(170)**		118

- There was a strong rating environment in US commercial business, particularly in property lines, leading to material premium growth. In other classes of business, good rate increases have been masked in the turnover figures by the effect of the closure of certain mid market business during 2000 as we implemented our new business model.
- The workers' compensation premium has increased by £100m as a consequence of two accounting changes introduced in the first quarter. The underlying movement reflects significant rate increases. As it becomes adequately rated, we expect rate increases in this class of business to reduce to more normal levels.
- Both the property and the package accounts, excluding the WTC loss, improved as a result of increases in achieved rates. Additionally, the packages line improved following the discontinuance of unprofitable business. Losses from the WTC amounted to £65m for property and £50m for Packages.
- The workers' compensation result has benefited from rating activity but, importantly, as the Zero Accident Culture® model combined with the RoyalCare™ rehabilitation initiative rolls out across the entire book of business, we are seeing positive claims improvements. WTC losses amounted to£10m. There has been a trend to increases in claims costs in respect of prior years. We increased provisions for prior years claims in the fourth quarter by £18m. These effects were partly mitigated by extending the scope of discounting in workers'compensation claims. There are signs of a significantly improving claims position in the current year with frequency of claims down by 40%.
- The effects of rate increases achieved on the general liability business are now being seen in the improved underlying underwriting results. However, there is a charge of £45m for the WTC.
- There was a charge to the commercial Other account of £5m for the WTC loss.

AMERICAS – CANADA

PERSONAL	2001 £m	2000 Adjusted £m	2000 Original £m
General business net premiums written	**372**	326	338
Operating ratio	**105.1%**		102.5%
General business result (based on longer term investment return)	**11**		23
Life business net premiums written	**81**	166	172
Life business result	**-**	10	11

General

- The household and motor net premiums written increased, both as a result of rating activity and of the inclusion of the Kemper book of business which has contributed £31m. There is also a continued positive contribution from our Johnson operation and our Agilon agency.
- The result for the householders account still shows the effect of the heavy first quarter weather claims.
- Poor results in the auto book reflect deteriorating industry trends. This is due primarily to increased average claims costs and frequency. Rating action is beginning to take effect.
- Expenses for the nine months were reduced by a non recurring credit.

Life

- We announced the disposal of our Canadian life operation in June.

COMMERCIAL	2001 £m	2000 Adjusted £m	2000 Original £m
General business net premiums written	**207**	197	204
Operating ratio	**110.8%**		118.5%
General business result (based on longer term investment return)	**10**		(4)

- There was a 5% increase in net written premium in the commercial account as a result of the application of rate increases.
- The commercial property underwriting result was affected by higher large losses.
- The commercial liability book showed a marked improvement following a poor 2000 which was affected by the need to strengthen reserves.
- Expenses for the period were reduced by a non recurring credit.

AMERICAS – LATIN AMERICA & CARIBBEAN

PERSONAL	2001 £m	2000 Adjusted £m	2000 Original £m
General business net premiums written	**114**	105	106
Operating ratio	**100.5%**		104.2%
General business result (based on longer term investment return)	**7**		2
Life business net premiums written	**114**	113	125
Life business result	**16**	12	13

General

- Despite reduced exposures in the Caribbean, overall premiums increased by 8% due to rating increases and continued new business growth in Latin America.
- The PFS operating ratio continued its improving trend, with an operating ratio under 100% for the fourth quarter, due in the main to stricter underwriting criteria, rating increases and a decrease in average claims costs.

Life

- New business premium income remained stable as improving market conditions in the fourth quarter allowed La Construcción to match the high sales levels of 2000. Annual premium sales were particularly strong, up 19% on 2000.
- The life result improved by £3m.

COMMERCIAL	2001 £m	2000 Adjusted £m	2000 Original £m
General business net premiums written	122	120	121
Operating ratio	104.7%		101.7%
General business result (based on longer term investment return)	2		6

- Premiums decreased over last year due to the sale of our business in Jamaica in the fourth quarter of 2000, reduced volumes from Bermuda and increased external reinsurance placements. Underlying growth was achieved in Latin America, primarily through significant rating increases, particularly in property classes.
- The deterioration in the commercial underwriting result was£5m. This was entirely due to the costs of Hurricane Michelle.

ASIA PACIFIC

PERSONAL	2001 £m	2000 Adjusted £m	2000 Original £m
General business net premiums written	460	398	420
Operating ratio	94.9%		95.7%
General business result (based on longer term investment return)	64		67
Life business net premiums written	203	234	247
Life business result	37	35	37

General

- Net premiums written continued to grow well, with particularly strong personal lines growth coming from Australia and especially our direct writing operation, AAMI.
- The positive market conditions in Australia, coupled with our underwriting and claims activities, gave rise to a strong performance and an underwriting profit of £15m on personal lines.
- Elsewhere in Asia Pacific the personal lines underwriting result improved markedly, with a further year of underwriting profit in New Zealand.

Life

- In New Zealand, single premium sales of life reduced but this was partly offset by stronger investment single premiums, up 6%. Australian sales of single premium products are up by 34%.
- The life business result has improved for the Region overall, due primarily to improved experience in Australia.

COMMERCIAL	2001 £m	2000 Adjusted £m	2000 Original £m
General business net premiums written	279	245	257
Operating ratio	107.3%		123.3%
General business result (based on longer term investment return)	11		(28)

- The hardening market in Australia led to good rate driven growth, together with reduced lapse ratios, and produced an 11% increase in net premiums written.
- New Zealand has grown both the fire and commercial motor accounts, contributing over half of the 38% increase in premium. The balance arose largely from the GIO business acquired in the year.
- **Overall the improvements in the commercial underwriting result reflect underwriting and rating activity. Large loss activity in the region has also been benign.**
- **The New Zealand result remains profitable with an underwriting profit of £9m.**

GROUP REINSURANCES

	2001 £m	2000 £m
General business net premiums written	3	30
Underwriting result	(27)	(14)
General business result (based on longer term investment return)	(26)	(11)

- The Group reinsurances underwriting result reflects the cost of the centrally placed Group event covers and the result of internal reinsurances.

ROYAL & SUNALLIANCE INVESTMENTS

Retail sales continue to grow, ahead 3.1% year to date, during a period of very difficult market conditions and with the industry reporting a significant slowdown in business volumes. We continue to expand the distribution capability of our retail business with agreements to link a number of our retail funds to third party multi-manager products.

Our institutional pensions business continues to grow, with the number of pension fund clients and our market share continuing to increase.

END

Company website

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Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Final Results - Part 3
Released	07:01 28 Feb 2002
RNS Number	1649S

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SECTION B

STATISTICAL ANALYSIS

CONTENTS

Americas – USA General Business Operations Breakdown

Americas – Canada General Business Operations Breakdown

TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written			
	2001	2000 Adjusted	2000 Original	Currency Inc/dec
	£m	£m	£m	%
United Kingdom	**3,487**	3,118	3,118	12
Europe, Middle East & Africa	**1,601**	1,708	1,749	(6)
Americas	**2,983**	2,818	2,798	6
Asia Pacific	**739**	643	677	15
Group Reinsurance	**3**	30	30	(90)
	8,813	8,317	8,372	6
Less: Disposed/ Discontinuing	**501**			
Ongoing business	**8,312**			

	Underwriting Result			Operating Ratio	
	2001	2000 Adjusted	2000 Original	**2001**	2000
	£m	£m	£m	**%**	%
United Kingdom	**(454)**	(335)	(335)	**113.2**	111.2
Europe, Middle East & Africa	**(109)**	(191)	(196)	**106.6**	111.0
Americas	**(510)**	(210)	(208)	**117.5**	107.4
Asia Pacific	**(6)**	(41)	(43)	**99.6**	106.6
Group Reinsurance	**(27)**	(14)	(14)		
	(1,106)	(791)	(796)	**112.6**	109.6
Equalisation provision	**(46)**	(24)	(24)		
Reorganisation costs & goodwill (refer to C2 and C3)	**(124)**	(165)	(165)		
	(1,276)	(980)	(985)		
Prior year adjustment				6	
				(979)	

Underwriting result as above	**(1,106)**	
Less: World Trade Center	**(215)**	
Disposed and discontinuing	**(235)**	
Asbestos and environmental	**(240)**	
Ongoing business	**(416)**	**104.7**

	Operating Result (based on LTIR)	
	2001	2000
	£m	£m
United Kingdom	**(19)**	89
Europe, Middle East & Africa	**100**	16
Americas	**(141)**	171
Asia Pacific	**75**	39
Group Reinsurance	**(26)**	(11)
	(11)	304

TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS

FOURTH QUARTER

	Net Premiums Written 2001 £m	2000 £m	Currency Inc/dec %
United Kingdom	909	728	25
Europe, Middle East & Africa	368	480	(5)
Americas	656	658	(5)
Asia Pacific	214	177	22
Group Reinsurance	1	-	216
	2,148	2,043	8

	Underwriting Result 2001 £m	2000 £m	Operating Ratio 2001 %	2000 %
United Kingdom	(302)	(186)	133.6	127.0
Europe, Middle East & Africa	(37)	(80)	109.8	116.8
Americas	(197)	(57)	130.8	108.7
Asia Pacific	(5)	(20)	101.2	111.1
Group Reinsurance	(30)	9		
	(571)	(334)	126.9	117.2
Equalisation provision	(3)	(27)		
Other items	(55)	(43)		
	(629)	(404)		

	Operating Result (based on LTIR) 2001 £m	2000 £m
United Kingdom	(196)	(83)
Europe, Middle East & Africa	13	(33)
Americas	(117)	33
Asia Pacific	19	(1)
Group Reinsurance	(30)	9
	(311)	(75)

UNITED KINGDOM GENERAL BUSINESS OPERATIONS

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written 2001 £m	2000 £m	Inc/dec %	Underwriting Result 2001 £m	2000 £m	Operating Ratio 2001 %	2000 %
Personal	1,691	1,673	1	(33)	(150)	102.8	110.1
Commercial	1,796	1,445	24	(421)	(185)	125.0	112.7
	3,487	3,118	12	(454)	(335)	113.2	111.2

	Operating Result (based on LTIR) 2001 £m	2000 £m	Return on Capital (net nominal) 2001 %	2000 %
Personal	129	13	20	1
Commercial	(148)	76	(19)	9
	(19)	89	(1)	5

Operating Ratio	Personal		Commercial		Total	
	2001	2000	**2001**	2000	**2001**	2000
	%	%	**%**	%	**%**	%
Claims ratio	**69.3**	75.4	**98.1**	82.7	**83.1**	78.7
Expense ratio	**33.5**	34.7	**26.9**	30.0	**30.1**	32.5
	102.8	110.1	**125.0**	112.7	**113.2**	111.2

UNITED KINGDOM GENERAL BUSINESS OPERATIONS

FOURTH QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio	
	2001	2000	Inc/dec	**2001**	2000	**2001**	2000
	£m	£m	%	**£m**	£m	**%**	%
Personal	**416**	406	3	**(10)**	(101)	**104.7**	128.1
Commercial	**493**	322	53	**(292)**	(85)	**165.8**	125.4
	909	728	25	**(302)**	(186)	**133.6**	127.0

	Operating Result (based on LTIR)	
	2001	2000
	£m	£m
Personal	**29**	(64)
Commercial	**(225)**	(19)
	(196)	(83)

Operating Ratio	Personal 2001 %	Personal 2000 %	Commercial 2001 %	Commercial 2000 %	Total 2001 %	Total 2000 %
Claims ratio	**68.5**	92.3	**139.1**	93.3	**102.6**	92.8
Expense ratio	**36.2**	35.8	**26.7**	32.1	**31.0**	34.2
	104.7	128.1	**165.8**	125.4	**133.6**	127.0

EUROPE, MIDDLE EAST & AFRICA GENERAL BUSINESS OPERATIONS

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written				Underwriting Result			Operating Ratio	
	2001	2000 Adjusted	2000 Original	Currency Inc/dec	**2001**	2000 Adjusted	2000 Original	**2001**	2000
	£m	£m	£m	%	**£m**	£m	£m	**%**	%
Personal									
Scandinavia	**418**	442	453	(6)	**(11)**	(27)	(28)	**103.3**	105.9
Germany	**61**	66	67	(7)	**(1)**	(5)	(5)	**101.6**	106.2
Ireland	**127**	111	114	15	**(13)**	(26)	(26)	**110.5**	125.0
Italy	**128**	231	237	(45)	**(10)**	(35)	(36)	**108.8**	115.6
Other	**166**	222	228	(25)	**(1)**	(25)	(26)	**99.4**	111.2
	900	1,072	1,099	(16)	**(36)**	(118)	(121)	**104.2**	110.9
Commercial									
Scandinavia	**339**	273	279	24	**(25)**	(38)	(39)	**106.0**	113.7
Germany	**73**	67	69	8	**(4)**	2	2	**105.5**	97.1
Ireland	**82**	68	70	20	**(14)**	(10)	(10)	**118.6**	115.0
Italy	**56**	73	74	(22)	**(4)**	(11)	(12)	**105.4**	115.7
Other	**151**	155	158	(3)	**(26)**	(16)	(16)	**117.5**	109.8
	701	636	650	10	**(73)**	(73)	(75)	**109.8**	111.2
Total									
Scandinavia	**757**	715	732	6	**(36)**	(65)	(67)	**104.2**	108.8
Germany	**134**	133	136	1	**(5)**	(3)	(3)	**103.7**	101.6
Ireland	**209**	179	184	17	**(27)**	(36)	(36)	**113.6**	121.0
Italy	**184**	304	311	(39)	**(14)**	(46)	(48)	**107.6**	115.6
Other	**317**	377	386	(16)	**(27)**	(41)	(42)	**108.0**	110.7
	1,601	1,708	1,749	(6)	**(109)**	(191)	(196)	**106.6**	111.0

	Operating Result (based on LTIR)		Return on Capital (net nominal)	
	2001	2000	**2001**	2000
	£m	£m	**%**	%
Personal				
Scandinavia	**45**	25	**17**	9
Rest of Europe	**35**	(11)	**9**	(2)
	80	14	**12**	2
Commercial				
Scandinavia	**21**	(9)	**10**	(5)
Rest of Europe	**(1)**	11	**-**	3

Rest of Europe	(1)	11	-	3
	20	2	4	1
Total				
Scandinavia	66	16	14	3
Rest of Europe	34	-	5	-
	100	16	8	1

Operating Ratio	Personal		Commercial		Total	
	2001	2000	**2001**	2000	**2001**	2000
	%	%	%	%	%	%
Claims ratio	**78.7**	85.1	**84.8**	82.7	**81.3**	84.2
Expense ratio	**25.5**	25.8	**25.0**	28.5	**25.3**	26.8
	104.2	110.9	**109.8**	111.2	**106.6**	111.0

EUROPE, MIDDLE EAST & AFRICA GENERAL BUSINESS OPERATIONS

FOURTH QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio	
	2001	2000	Currency Inc/dec	**2001**	2000	**2001**	2000
	£m	£m	%	**£m**	£m	**%**	%
Personal							
Scandinavia	**104**	118	10	**(5)**	(5)	**108.3**	105.7
Germany	**10**	14	(4)	**-**	(3)	**109.9**	117.0
Ireland	**32**	34	18	**(15)**	(21)	**148.7**	166.6
Italy	**39**	76	(40)	**(7)**	(16)	**122.0**	124.1
Other	**(12)**	63	(119)	**(4)**	(8)	**84.8**	111.9
	173	305	(29)	**(31)**	(53)	**119.2**	117.7
Commercial							
Scandinavia	**101**	78	59	**(2)**	(12)	**97.4**	114.9
Germany	**13**	17	(1)	**(1)**	5	**109.8**	81.8
Ireland	**22**	20	32	**-**	(6)	**100.9**	129.6
Italy	**32**	33	7	**(2)**	(10)	**100.4**	139.1
Other	**27**	27	42	**(1)**	(4)	**109.8**	123.5
	195	175	37	**(6)**	(27)	**100.4**	115.6
Total							
Scandinavia	**205**	196	30	**(7)**	(17)	**102.9**	109.2
Germany	**23**	31	(3)	**(1)**	2	**110.0**	98.2
Ireland	**54**	54	23	**(15)**	(27)	**129.8**	152.0
Italy	**71**	109	(25)	**(9)**	(26)	**114.9**	127.8
Other	**15**	90	(75)	**(5)**	(12)	**130.0**	115.3
	368	480	(5)	**(37)**	(80)	**109.8**	116.8

	Operating Result (based on LTIR)	
	2001	2000
	£m	£m
Personal		
Scandinavia	**9**	2
Rest of Europe	**(15)**	(25)
	(6)	(23)
Commercial		
Scandinavia	**12**	(7)
Rest of Europe	**7**	(3)
	19	(10)
Total		
Scandinavia	**21**	(5)
Rest of Europe	**(8)**	(28)
	13	(33)

Operating Ratio	Personal 2001 %	Personal 2000 %	Commercial 2001 %	Commercial 2000 %	Total 2001 %	Total 2000 %
Claims ratio	89.9	89.9	79.5	87.0	85.0	88.8
Expense ratio	29.3	27.8	20.9	28.6	24.8	28.0
	119.2	117.7	100.4	115.6	109.8	116.8

AMERICAS GENERAL BUSINESS OPERATIONS

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written				Underwriting Result			Operating Ratio	
	2001	2000 Adjusted	2000 Original	Currency Inc/dec	2001	2000 Adjusted	2000 Original	2001	2000
	£m	£m	£m	%	£m	£m	£m	%	%
Personal									
USA	**561**	574	563	(2)	**(44)**	(20)	(19)	**108.2**	103.4
Canada	**372**	326	338	14	**(19)**	(8)	(8)	**105.1**	102.5
Latin America & Caribbean	**114**	105	106	8	**(1)**	(5)	(5)	**100.5**	104.2
	1,047	1,005	1,007	4	**(64)**	(33)	(32)	**106.3**	103.3
Commercial									
USA	**1,607**	1,496	1,466	7	**(415)**	(139)	(136)	**127.3**	109.2
Canada	**207**	197	204	5	**(23)**	(36)	(37)	**110.8**	118.5
Latin America & Caribbean	**122**	120	121	2	**(8)**	(2)	(3)	**104.7**	101.7
	1,936	1,813	1,791	7	**(446)**	(177)	(176)	**124.0**	109.7
Total									
USA	**2,168**	2,070	2,029	5	**(459)**	(159)	(155)	**122.1**	107.6
Canada	**579**	523	542	11	**(42)**	(44)	(45)	**107.1**	108.7
Latin America & Caribbean	**236**	225	227	5	**(9)**	(7)	(8)	**102.7**	102.8
	2,983	2,818	2,798	6	**(510)**	(210)	(208)	**117.5**	107.4

	Operating Result (based on LTIR)		Return on Capital (net nominal)	
	2001 £m	2000 £m	2001 %	2000 %
Personal				
USA	**(1)**	26	**1**	8
Canada	**11**	23	**5**	11
Latin America & Caribbean	**7**	2	**7**	3
	17	51	**4**	8
Commercial				
USA	**(170)**	118	**(19)**	9
Canada	**10**	(4)	**6**	(3)
Latin America & Caribbean	**2**	6	**1**	5
	(158)	120	**(16)**	8
Total				
USA	**(171)**	144	**(15)**	9
Canada	**21**	19	**6**	5
Latin America & Caribbean	**9**	8	**4**	4
	(141)	171	**(10)**	8

Operating Ratio	Personal 2001 %	Personal 2000 %	Commercial 2001 %	Commercial 2000 %	Total 2001 %	Total 2000 %
Claims ratio	**78.0**	73.6	**91.5**	76.6	**86.5**	75.5
Expense ratio	**28.3**	29.7	**32.5**	33.1	**31.0**	31.9
	106.3	103.3	**124.0**	109.7	**117.5**	107.4

AMERICAS GENERAL BUSINESS OPERATIONS

FOURTH QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio	
	2001	2000	Currency Inc/dec	2001	2000	2001	2000
	£m	£m	%	£m	£m	%	%
Personal							
USA	**118**	115	(4)	**(19)**	(4)	**117.6**	104.7
Canada	**90**	79	14	**(4)**	(6)	**106.1**	108.1
Latin America & Caribbean	**31**	27	7	**-**	(1)	**98.5**	104.6
	239	221	3	**(23)**	(11)	**110.6**	106.6
Commercial							
USA	**324**	355	(15)	**(159)**	(30)	**151.4**	107.1
Canada	**55**	50	10	**(12)**	(15)	**123.9**	131.1
Latin America & Caribbean	**38**	32	8	**(3)**	(1)	**102.9**	102.0
	417	437	(8)	**(174)**	(46)	**143.4**	110.0
Total							
USA	**442**	470	(12)	**(178)**	(34)	**142.0**	106.6
Canada	**145**	129	13	**(16)**	(21)	**112.7**	117.1
Latin America & Caribbean	**69**	59	8	**(3)**	(2)	**101.3**	103.2
	656	658	(5)	**(197)**	(57)	**130.8**	108.7

	Operating Result (based on LTIR)	
	2001	2000
	£m	£m
Personal		
USA	**(8)**	8
Canada	**2**	1
Latin America & Caribbean	**2**	1
	(4)	10
Commercial		
USA	**(109)**	29
Canada	**(4)**	(7)
Latin America & Caribbean	**-**	1
	(113)	23
Total		
USA	**(117)**	37
Canada	**(2)**	(6)
Latin America & Caribbean	**2**	2
	(117)	33

Operating Ratio	**Personal**		**Commercial**		**Total**	
	2001	2000	2001	2000	2001	2000
	%	%	%	%	%	%
Claims ratio	**81.9**	75.2	**109.2**	77.6	**98.7**	76.7
Expense ratio	**28.7**	31.4	**34.2**	32.4	**32.1**	32.0
	110.6	106.6	**143.4**	110.0	**130.8**	108.7

ASIA PACIFIC GENERAL BUSINESS OPERATIONS

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written				Underwriting Result			Operating Ratio	
	2001	2000 Adjusted	2000 Original	Currency Inc/dec	2001	2000 Adjusted	2000 Original	2001	2000
	£m	£m	£m	%	£m	£m	£m	%	%
Personal									
Australia	**382**	326	344	17	**15**	27	29	**94.9**	90.9
New Zealand	**29**	27	27	8	**2**	-	-	**94.5**	99.0
Other	**49**	45	49	10	**-**	(12)	(13)	**99.8**	129.0
	460	398	420	16	**17**	15	16	**94.9**	95.7
Commercial									
Australia	**153**	137	145	11	**(20)**	(47)	(50)	**112.3**	134.1
New Zealand	**50**	36	38	38	**9**	5	5	**77.5**	99.1
Other	**76**	72	74	6	**(12)**	(14)	(14)	**115.6**	120.8
	279	245	257	14	**(23)**	(56)	(59)	**107.3**	123.3
Total									
Australia	**535**	463	489	15	**(5)**	(20)	(21)	**100.0**	103.9
New Zealand	**79**	63	65	26	**11**	5	5	**84.4**	98.5
Other	**125**	117	123	7	**(12)**	(26)	(27)	**109.2**	124.3
	739	643	677	15	**(6)**	(41)	(43)	**99.6**	106.6

	Operating Result (based on LTIR)		Return on Capital (net nominal)	
	2001	2000	2001	2000
	£m	£m	%	%
Personal				
Australia	**55**	74	**20**	29
Other Asia Pacific	**9**	(7)	**15**	(18)
	64	67	**19**	20
Commercial				
Australia	**2**	(32)	**2**	(26)
Other Asia Pacific	**9**	4	**10**	6
	11	(28)	**5**	(12)
Total				
Australia	**57**	42	**15**	11
Other Asia Pacific	**18**	(3)	**11**	(3)
	75	39	**14**	7

Operating Ratio	Personal		Commercial		Total	
	2001	2000	2001	2000	2001	2000
	%	%	%	%	%	%
Claims ratio	**70.4**	67.8	**73.1**	86.6	**71.4**	75.4
Expense ratio	**24.5**	27.9	**34.2**	36.7	**28.2**	31.2
	94.9	95.7	**107.3**	123.3	**99.6**	106.6

ASIA PACIFIC GENERAL BUSINESS OPERATIONS

FOURTH QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio	
	2001	2000	Currency Inc/dec	2001 £m	2000	2001	2000
	£m	£m	%		£m	%	%
Personal							
Australia	113	89	23	8	31	91.5	64.9
New Zealand	10	8	51	1	-	91.1	103.2
Other	11	11	14	-	(2)	93.3	114.2
	134	108	24	9	29	91.7	72.0
Commercial							
Australia	44	40	4	(12)	(40)	124.7	196.2
New Zealand	20	12	106	6	1	62.3	92.1
Other	16	17	(1)	(8)	(10)	147.8	163.0
	80	69	19	(14)	(49)	116.5	163.4
Total							
Australia	157	129	17	(4)	(9)	101.1	106.4
New Zealand	30	20	85	7	1	73.7	96.5
Other	27	28	6	(8)	(12)	128.6	145.8
	214	177	22	(5)	(20)	101.2	111.1

	Operating Result (based on LTIR) 2001 £m	2000 £m
Personal		
Australia	20	43
Other Asia Pacific	3	(2)
	23	41
Commercial		
Australia	(5)	(37)
Other Asia Pacific	1	(5)
	(4)	(42)
Total		
Australia	15	6
Other Asia Pacific	4	(7)
	19	(1)

Operating Ratio	**Personal**		**Commercial**		**Total**	
	2001 %	2000 %	2001 %	2000 %	2001 %	2000 %
Claims ratio	66.2	46.4	80.3	121.3	71.6	79.1
Expense ratio	25.5	25.6	36.2	42.1	29.6	32.0
	91.7	72.0	116.5	163.4	101.2	111.1

TERRITORIAL ANALYSIS OF LIFE BUSINESS OPERATIONS

LIFE & PENSIONS

Net Premiums Written	Twelve Months to 31 December				Fourth Quarter	
	2001	2000 Adjusted	2000 Original	Currency Inc/dec	2001	2000
	£m	£m	£m	%	£m	£m
United Kingdom	**1,764**	2,005	2,005	(12)	**340**	516
Europe, Middle East & Africa	**737**	879	890	(16)	**221**	310
Americas	**195**	279	297	(30)	**14**	66
Asia Pacific	**203**	234	247	(13)	**57**	71
	2,899	3,397	3,439	(15)	**632**	963

New Business Annual Premiums	Twelve Months to 31 December				Fourth Quarter	
	2001	2000 Adjusted	2000 Original	Currency Inc/dec	2001	2000
	£m	£m	£m	%	£m	£m
United Kingdom	**47**	48	48	(1)	**11**	12
Europe, Middle East & Africa	**91**	111	113	(19)	**23**	39
Americas	**12**	13	14	(11)	**1**	4
Asia Pacific	**12**	13	14	(7)	**3**	5
	162	185	189	(13)	**38**	60

New Business Single Premiums	Twelve Months to 31 December				Fourth Quarter	
	2001	2000 Adjusted	2000 Original	Currency Inc/dec	2001	2000
	£m	£m	£m	%	£m	£m
United Kingdom	**1,023**	1,179	1,179	(13)	**198**	278
Europe, Middle East & Africa	**325**	429	431	(24)	**87**	115
Americas	**134**	198	211	(32)	**11**	46
Asia Pacific	**92**	73	77	26	**26**	21
	1,574	1,879	1,898	(16)	**322**	460

New Business Annual Premium Equivalent	Twelve Months to 31 December				Fourth Quarter	
	2001	2000 Adjusted	2000 Original	Currency Inc/dec	2001	2000
	£m	£m	£m	%	£m	£m
United Kingdom	**149**	165	165	(10)	**30**	39
Europe, Middle East & Africa	**124**	154	156	(20)	**32**	50
Americas	**25**	33	35	(24)	**1**	9
Asia Pacific	**21**	21	22	4	**6**	7
	319	373	378	(14)	**69**	105

TERRITORIAL ANALYSIS OF LIFE BUSINESS

SHAREHOLDERS' INTEREST IN LONG TERM BUSINESS

	12 Months 2001 (unaudited) £m	12 Months 2000 (unaudited) £m
Balance brought forward	**2,797**	2,776
Exchange	**(40)**	(19)
Movements for the year	**(173)**	127
Dividends and transfers	**(142)**	(128)
Capital injections	**233**	41
Acquisitions	**4**	-
Disposals	**(176)**	-
Balance carried forward	**2,503**	2,797

The movement for the year in the shareholders' interest in long term business can be summarised as follows:

	12 Months 2001 (unaudited) £m	12 Months 2000 (unaudited) £m
New business	33	36
Expected return	146	154
Operating margin	135	117
	314	307
Assumption changes:		
Operating	(77)	83
Economic	(72)	(113)
Investment variances	(420)	(95)
Gross movement for the year	(255)	182
Tax	82	(55)
Movement for the year	(173)	127

Life Business Result	Twelve Months to 31 December 2001 £m	2000 Adjusted £m	2000 Original £m	Currency Inc/dec %	Fourth Quarter 2001 £m	2000 £m
United Kingdom	118	164	164	(28)	45	36
Europe, Middle East & Africa	15	26	27	(43)	1	9
Americas	16	22	24	(29)	7	10
Asia Pacific	37	35	37	4	15	20
	186	247	252	(25)	68	75
Other items (refer to C2 and C3)	(13)	(12)	(13)	-	(4)	(4)
	173	235	239	(27)	64	71

TERRITORIAL ANALYSIS OF LIFE BUSINESS OPERATIONS

INVESTMENT PRODUCTS

Sales	Twelve Months to 31 December 2001 £m	2000 Adjusted £m	2000 Original £m	Currency Inc/dec %	Fourth Quarter 2001 £m	2000 £m
United Kingdom	341	558	558	(39)	60	84
Europe, Middle East & Africa	-	23	24	(100)	-	1
Americas	-	-	-	-	-	-
Asia Pacific	133	165	173	(19)	32	52
	474	746	755	(36)	92	137

FUNDS UNDER MANAGEMENT

	31 December 2001 (unaudited) £bn	31 December 2000 (unaudited) £bn
United Kingdom	37	41
Europe, Middle East & Africa	10	12
Americas	8	8
Asia Pacific	4	3
	59	64
Of which 3rd party	7	7

UNITED KINGDOM GENERAL BUSINESS OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written			Underwriting Result		Operating Ratio	
	2001 £m	2000 £m	Inc/dec %	2001 £m	2000 £m	2001 %	2000 %
Personal							
Household	**840**	779	8	**4**	(74)	**101.3**	111.6
Motor	**527**	543	(3)	**(51)**	(68)	**109.5**	113.4
Other	**324**	351	(8)	**14**	(8)	**95.8**	102.6
	1,691	1,673	1	**(33)**	(150)	**102.8**	110.1
Commercial							
Property	**649**	537	21	**(70)**	(67)	**111.6**	112.6
Casualty	**259**	204	27	**(134)**	(40)	**157.2**	119.8
Motor	**483**	465	4	**19**	(47)	**95.5**	110.1
Other	**405**	239	69	**(236)**	(31)	**166.5**	111.9
	1,796	1,445	24	**(421)**	(185)	**125.0**	112.7
Total	**3,487**	3,118	12	**(454)**	(335)	**113.2**	111.2

	Operating Result (based on LTIR)		Return on Capital (net nominal)	
	2001 £m	2000 £m	2001 %	2000 %
Personal	**129**	13	**20**	1
Commercial	**(148)**	76	**(19)**	9
	(19)	89	**(1)**	5

Operating Ratio	Personal		Commercial		Total	
	2001 %	2000 %	2001 %	2000 %	2001 %	2000 %
Claims ratio	**69.3**	75.4	**98.1**	82.7	**83.1**	78.7
Expense ratio	**33.5**	34.7	**26.9**	30.0	**30.1**	32.5
	102.8	110.1	**125.0**	112.7	**113.2**	111.2

UNITED KINGDOM GENERAL BUSINESS OPERATIONS BREAKDOWN

FOURTH QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio	
	2001 £m	2000 £m	Inc/dec %	2001 £m	2000 £m	2001 %	2000 %
Personal							
Household	**224**	196	14	**(1)**	(82)	**103.3**	143.9
Motor	**121**	132	(9)	**(13)**	(22)	**111.0**	118.8
Other	**71**	78	(8)	**4**	3	**99.3**	105.5
	416	406	3	**(10)**	(101)	**104.7**	128.1
Commercial							
Property	**169**	123	37	**(15)**	(47)	**109.2**	138.1
Casualty	**67**	49	37	**(100)**	(26)	**266.5**	152.4
Motor	**116**	105	10	**9**	-	**92.5**	100.4
Other	**141**	45	210	**(186)**	(12)	**296.8**	121.2
	493	322	53	**(292)**	(85)	**165.8**	125.4
Total	**909**	728	25	**(302)**	(186)	**133.6**	127.0

Operating Ratio	**Personal**		**Commercial**		**Total**	
	2001 %	2000 %	**2001 %**	2000 %	**2001 %**	2000 %
Claims ratio	**68.5**	92.3	**139.1**	93.3	**102.6**	92.8
Expense ratio	**36.2**	35.8	**26.7**	32.1	**31.0**	34.2
	104.7	128.1	**165.8**	125.4	**133.6**	127.0

AMERICAS GENERAL BUSINESS OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER

USA	Net Premiums Written			Underwriting Result		Operating Ratio	
	2001 $m	2000 $m	Inc/dec %	2001 $m	2000 $m	2001 %	2000 %
Personal							
Household	147	140	4	1	(20)	98.7	114.3
Automobile	642	662	(3)	(64)	(14)	110.5	102.1
Other	31	37	(14)	(1)	5	103.7	83.7
	820	839	(2)	(64)	(29)	108.2	103.4
Commercial							
Property	210	115	83	(65)	19	135.7	83.1
Package	318	377	(16)	(86)	(26)	128.9	107.2
Automobile	200	217	(7)	(17)	(8)	109.0	104.3
Workers' comp	894	748	19	(90)	(83)	109.4	110.6
General liability	373	438	(15)	(306)	(92)	189.9	122.5
Other	351	289	21	(42)	(13)	105.8	101.2
	2,346	2,184	7	(606)	(203)	127.3	109.2
Total	3,166	3,023	5	(670)	(232)	122.1	107.6

	Operating Result (based on LTIR)		Return on Capital (net nominal)	
	2001 $m	2000 $m	2001 %	2000 %
Personal	(1)	38	1	8
Commercial	(248)	176	(19)	9
	(249)	214	(15)	9

Operating Ratio	Personal		Commercial		Total	
	2001 %	2000 %	2001 %	2000 %	2001 %	2000 %
Claims ratio	80.9	76.3	95.6	77.4	91.5	77.1
Expense ratio	27.3	27.1	31.7	31.8	30.6	30.5
	108.2	103.4	127.3	109.2	122.1	107.6

AMERICAS GENERAL BUSINESS OPERATIONS BREAKDOWN

FOURTH QUARTER

USA	Net Premiums Written			Underwriting Result		Operating Ratio	
	2001 $m	2000 $m	Inc/dec %	2001 $m	2000 $m	2001 %	2000 %
Personal							
Household	**35**	34	2	**-**	(5)	**99.2**	115.7
Automobile	**126**	134	(5)	**(27)**	(3)	**123.3**	102.1
Other	**7**	8	(13)	**-**	1	**102.6**	102.2
	168	176	(4)	**(27)**	(7)	**117.6**	104.7
Commercial							
Property	**68**	36	89	**15**	15	**56.2**	61.7
Package	**76**	91	(17)	**(1)**	1	**110.5**	106.1
Automobile	**57**	52	13	**(7)**	-	**112.1**	109.6
Workers' comp	**113**	110	3	**(40)**	(12)	**125.8**	109.2
General liability	**77**	127	(39)	**(188)**	(26)	**399.6**	128.3
Other	**69**	124	(45)	**(9)**	(24)	**104.7**	103.5
	460	540	(15)	**(230)**	(46)	**151.4**	107.1
Total	**628**	716	(12)	**(257)**	(53)	**142.0**	106.6

Operating Ratio	Personal		Commercial		Total	
	2001 %	2000 %	**2001 %**	2000 %	**2001 %**	2000 %
Claims ratio	**89.6**	77.5	**118.9**	76.0	**110.7**	76.4
Expense ratio	**28.0**	27.3	**32.5**	31.1	**31.3**	30.2
	117.6	104.8	**151.4**	107.1	**142.0**	106.6

AMERICAS GENERAL BUSINESS OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER

CANADA	Net Premiums Written			Underwriting Result		Operating Ratio	
	2001 C$m	2000 C$m	Inc/dec %	2001 C$m	2000 C$m	2001 %	2000 %
Personal							
Household	**258**	229	13	**(12)**	(8)	**104.3**	103.9
Motor	**605**	528	14	**(32)**	(10)	**105.3**	101.9
	863	757	14	**(44)**	(18)	**105.1**	102.5
Commercial							
Property	**125**	122	2	**(15)**	(2)	**111.3**	103.0
Motor	**200**	186	8	**(24)**	(29)	**112.3**	115.5
General liability	**100**	101	(1)	**(25)**	(55)	**124.0**	153.7
Other	**55**	49	12	**10**	3	**80.7**	93.8
	480	458	5	**(54)**	(83)	**110.8**	118.5
Total	**1,343**	1,215	11	**(98)**	(101)	**107.1**	108.7

	Operating Result (based on LTIR)		Return on Capital (net nominal)	
	2001 C$m	2000 C$m	2001 %	2000 %
Personal	**26**	51	**5**	11
Commercial	**22**	(10)	**6**	(3)
	48	41	**6**	5

Operating Ratio	Personal		Commercial		Total	
	2001 %	2000 %	2001 %	2000 %	2001 %	2000 %
Claims ratio	**79.3**	72.3	**78.8**	81.6	**79.1**	76.0
Expense ratio	**25.8**	30.2	**32.0**	36.9	**28.0**	32.7
	105.1	102.5	**110.8**	118.5	**107.1**	108.7

AMERICAS GENERAL BUSINESS OPERATIONS BREAKDOWN

FOURTH QUARTER

CANADA	Net Premiums Written			Underwriting Result		Operating Ratio	
	2001 C$m	2000 C$m	Inc/dec %	2001 C$m	2000 C$m	2001 %	2000 %
Personal							
Household	**61**	55	12	**-**	(3)	**100.6**	106.4
Motor	**148**	127	15	**(9)**	(10)	**108.2**	108.8
	209	182	14	**(9)**	(13)	**106.1**	108.1
Commercial							
Property	**35**	31	11	**(1)**	-	**101.9**	100.5
Motor	**49**	47	6	**(17)**	(15)	**136.3**	131.6
General liability	**29**	27	9	**(13)**	(21)	**144.9**	177.1
Other	**15**	12	24	**2**	-	**88.5**	98.9
	128	117	10	**(29)**	(36)	**123.9**	131.1
Total	**337**	299	13	**(38)**	(49)	**112.7**	117.1

Operating Ratio	**Personal**		**Commercial**		**Total**	
	2001 %	2000 %	**2001 %**	2000 %	**2001 %**	2000 %
Claims ratio	**79.0**	78.3	**90.1**	96.7	**83.0**	85.5
Expense ratio	**27.1**	29.8	**33.8**	34.4	**29.7**	31.6
	106.1	108.1	**123.9**	131.1	**112.7**	117.1

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Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Final Results - Part 4
Released	07:01 28 Feb 2002
RNS Number	1650S

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SECTION C

STATUTORY FINANCIAL INFORMATION

CONTENTS

CONSOLIDATED PROFIT & LOSS ACCOUNT – STATUTORY BASIS

	12 Months 2001 (audited) £m	Restated 12 Months 2000 (audited) £m
Balance on the technical account for general business (excluding investment return allocated to the general business technical account)	**(1,323)**	(1,018)
Balance on life business technical account gross of tax (excluding investment return allocated from the long term business technical account)	**169**	239
Investment income	**1,199**	1,267
Interest on dated loan capital	**(58)**	(55)
Unrealised losses on investments	**(1,013)**	(161)
Loss from non-insurance activities	**(17)**	(10)
Central expenses	**(37)**	(37)
Amortisation of goodwill	**(58)**	(56)
	(1,138)	169
Total Group operating (loss)/profit	**(1,158)**	153
Share of results of associated undertakings	**20**	16
(Loss)/Profit on ordinary activities before exceptional items and tax	**(1,138)**	169
Profit on disposal of subsidiaries less provisions for losses on subsidiaries to be sold	**(109)**	(128)

subsidiaries to be sold		
(Loss)/Profit on ordinary activities before tax	(1,247)	41
Tax on (loss)/profit on ordinary activities	5	(70)
Loss on ordinary activities after tax	(1,242)	(29)
Attributable to equity minority interests	5	1
Loss for the financial year attributable to shareholders	(1,237)	(28)
Cost of preference dividend	(9)	(9)
Cost of ordinary dividend	(227)	(372)
Transfer from retained profits	(1,473)	(409)
Earnings per ordinary share	(87.5)p	(2.6)p
Diluted earnings per ordinary share	(87.5)p	(2.6)p

RECONCILIATION OF PROFIT & LOSS ACCOUNT

TWELVE MONTHS TO 31 DECEMBER 2001

			General business result £m	Life business result £m	Other activities £m	Interest on dated loan capital £m	Amortisation of goodwill / PVIF £m	Other items £m	Short term investment fluctuations £m
Underwriting loss	(1,106)		(1,106)						
Reorganisation costs (including underwriting losses on terminated business)	(87)							(87)	
Amortisation of goodwill in acquired claims provisions	(37)						(37)		
Equalisation provisions	(46)							(46)	
		(1,276)	(1,106)				(37)	(133)	
Unwind of discount in respect of claims outstanding		(47)	(47)						
		(1,323)	(1,153)				(37)	(133)	
Life technical result	182			182					
Amortisation of PVIF	(13)						(13)		
		169		182			(13)		
Gross investment income	795								
Realised gains	466								
		1,261	1,142	4	(53)				168
Investment expenses and loan interest		(76)			(76)				
Income from associates		14			14				
Investment income		1,199	1,142	4	(115)				168
Interest on dated loan capital		(58)				(58)			
Unrealised losses		(1,013)							(1,013)

Loss from non-insurance activities	(7)			(7)				
Reorganisation costs	(10)						(10)	
Central expenses	(37)			(37)				
Amortisation of goodwill	(58)					(58)		
	(1,138)	(11)	186	(159)	(58)	(108)	(143)	(845)

RECONCILIATION OF PROFIT & LOSS ACCOUNT

TWELVE MONTHS TO 31 DECEMBER 2000

			General business *result* £m	Life business *result* £m	Other *activities* £m	Interest on dated loan *capital* £m	Amortisation of goodwill / PVIF £m	Other *items* £m	Short term investment *fluctuations* £m
Underwriting loss	(790)		(790)						
Reorganisation costs (including underwriting losses on terminated business)	(106)							(106)	
Amortisation of goodwill in acquired claims provisions	(59)						(59)		
Equalisation provisions	(24)							(24)	
		(979)	(790)				(59)	(130)	
Unwind of discount in respect of claims outstanding		(39)	(39)						
		(1,018)	(829)				(59)	(130)	
Life business results	252			252					
Reorganisation costs	(4)							(4)	
Amortisation of PVIF	(9)						(9)		
		239		252			(9)	(4)	
Gross investment income	894								
Realised gains	442								
		1,336	1,119		11				206
Investment expenses and loan interest		(100)			(75)				(25)
Income from associates		31			31				
Investment income		1,267	1,119		(33)				181
Interest on dated loan capital		(55)				(55)			
Unrealised losses		(161)							(161)
Loss from non-insurance activities		(10)			(10)				

activities								
Central expenses	(37)			(37)				
Amortisation of goodwill	(56)					(56)		
	169	290	252	(80)	(55)	(124)	(134)	20

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Company Royal & Sun Alliance Ins Group PLC
TIDM RSA
Headline Final Results - Part 5
Released 07:01 28 Feb 2002
RNS Number 1651S

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SECTION D

LIFE NEW BUSINESS

CONTENTS

LIFE NEW BUSINESS

TWELVE MONTHS TO 31 DECEMBER

LIFE & PENSIONS

	New Annual Premiums			New Single Premiums		
	2001 £m	2000 £m	Currency adjusted change %	**2001 £m**	2000 £m	Currency adjusted change %
United Kingdom (1)	**46**	45	3	**979**	1,132	(14)
Europe, Middle East & Africa (2) (4)	**88**	92	(3)	**323**	384	(16)
Americas (3)	**9**	9	6	**74**	81	3
Asia Pacific	**12**	14	(7)	**92**	77	26
Total – continuing	**155**	160	(1)	**1,468**	1,674	(12)
Total – discontinued	**7**	29		**106**	224	

INVESTMENT PRODUCTS

	Sales 2001 £m	Sales 2000 £m	Currency adjusted change %
United Kingdom	341	558	(39)
Europe, Middle East & Africa (2) (4)	-	-	-
Americas	-	-	-
Asia Pacific	133	173	(19)
Total – continuing	474	731	(34)
Total – discontinued	-	24	

ANNUAL PREMIUM EQUIVALENT

	Excluding Investment Products			Including Investment Products		
	2001 £m	2000 £m	Currency adjusted change %	**2001 £m**	2000 £m	Currency adjusted change %
United Kingdom (1)	**144**	158	(9)	**178**	214	(17)
Europe, Middle East & Africa (2) (4)	**120**	130	(7)	**120**	130	(7)
Americas (3)	**16**	17	5	**16**	17	5
Asia Pacific	**21**	22	4	**35**	39	(6)
Total – continuing	**301**	327	(7)	**349**	400	(12)
Total – discontinued	**18**	51		**18**	54	

TOTAL NEW BUSINESS

	Excluding Investment Products			Including Investment Products		
	2001 £m	2000 £m	Currency adjusted change %	**2001 £m**	2000 £m	Currency adjusted change %
United Kingdom (1)	**1,025**	1,177	(13)	**1,366**	1,735	(21)
Europe, Middle East & Africa (2) (4)	**411**	476	(13)	**411**	476	(13)
Americas (3)	**83**	90	3	**83**	90	3
Asia Pacific	**104**	91	20	**237**	264	(5)
Total – continuing	**1,623**	1,834	(11)	**2,097**	2,565	(17)
Total – discontinued	**113**	253		**113**	277	

Notes:
1. Adjusted to reflect the withdrawal from Tied Agency and Direct Salesforce sales.
2. Excludes business written through our Spanish operation, Royal & SunAlliance Vida y Pensiones SA.
3. Excludes business written through our Canadian operation, Royal & SunAlliance Life Insurance Company of Canada.
4. Excludes business written through our Italian operations, Lloyd Italico Vita SpA, Royal & Sun Alliance Vita SpA and Sun Alliance Vita SpA.

LIFE NEW BUSINESS

COMMENTARY

United Kingdom

Our overall new business sales reflect difficult trading conditions in 2001. In December 2001, we outlined our strategy for the future, which aims to meet the growing demand for more transparent product solutions. We are confident that increasing focus on core strengths will help us to achieve future profitable growth in our chosen markets.

We continue to achieve good growth in the corporate market, where we aim to be a major provider. Following the successful re-launch of our corporate pension products into the 1% world, we saw new business for our target product lines rise by 50% in 2001 on an APE basis. Regular premiums for Group Pensions have risen by 52% to £23m and single premiums have more than doubled at £48m.

Our expertise in the corporate business market is further illustrated by the continued strong performance of our market leading group risk business. In our first full year's reporting since the acquisition of the Zurich Life portfolio, we have seen sales increase by 33% to £221m, giving us a market share of over 20% for Group Risk.

Our 11% increase in sales of Institutional Pensions to £58m, demonstrates how pensions scheme trustees are choosing Royal & SunAlliance because of our proven investment expertise, simple charging products and efficient service.

Against the background of a second year of difficult investment markets, retail investment sales continued to make excellent progress, ahead by 3.1%. Sales though IFAs continued their rapid growth, up by over 23%.

The year saw a major expansion in the marketing of our range of investment funds through the launch of the First Choice for Income ISAs' initiative with nationwide poster campaigns. It also saw the launch of the first two in a range of market leading focused investment funds - UK Prime Fund and European Prime Fund. Both funds were well received by the IFA community and their performance has gone from strength to strength.

Investment bond sales at £485m were lower than in 2000, as a result of less demand for unitised with profits. However, external fund links were added to our flexible Lifestyle Investment Bond in October, to increase the choice and flexibility available to customers, with plans to add fund options to our life and pensions range in the near future.

Europe, Middle East & Africa

The 2001 figures and 2000 comparatives have been restated to reflect the sale of our Spanish life operation (announced earlier this year). In addition, the 2000 comparatives have been restated to reflect the sale of our Italian life operations (announced during fourth quarter 2000).

In APE terms, life sales decreased by 7% over 2000 mainly due to a fall in single premium sales resulting from uncertain market conditions. Denmark and the Netherlands showed good growth over 2000.

Annual premium business showed a fall in the fourth quarter compared to 2000. Our Danish life and pensions business however continued to show good growth, up more than 10% over fourth quarter 2000.

Single premium sales were 16% lower, primarily due to lower sales year on year in the Isle of Man after the very strong growth seen in 2000 and investment market turbulence. Fourth quarter sales from the Isle of Man were only 7% lower than the same quarter of 2000. Denmark and Germany also showed good growth in single premium sales.

Our Eurolife and Polish life operations are both continuing to grow their new business sales. We have also seen continued growth particularly in single premium business from our German operation.

Americas

In Chile, annuity sales picked up in the fourth quarter due to a change in market conditions. This has enabled La Construccion, the Group's Chilean subsidiary, to match the high sales level of the previous year. Regular premium new business grew strongly in 2001 and exceeded 2000 by 19%.

Single premium new business in Colombia was up significantly, although this was partially offset by a reduction in annual new business. These movements were generally anticipated as market conditions continue to be difficult and there has been a change of sales focus to meet the changing conditions.

Asia Pacific

In Australia single premium sales for the year of our Optimum Corporate Superannuation plan were ahead of sales for 2000. In general, sales for the superannuation products were behind 2000 due to the impact of 11 September attacks and subsequent equity market nervousness. Annual premiums were to be above 2000 levels with strong figures in the Group business and disability products.

Annual premium life and investment business in New Zealand was down on 2000 primarily due to the reclassification of a core product from annual to single premium. A reduction in single premium life new business reflects a market shift from life bonds and overall relative market performance, offset in part by stronger investment single premium business, up 6%.

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Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Dividend
Released	07:42 28 Feb 2002
RNS Number	1313S

RNS Number:1313S
Royal & Sun Alliance Ins Group PLC
28 February 2002

FINAL DIVIDEND
SECURITY TITLE
*Ord Shs

MNEMONIC CODE	*RSA
SEDOL CODE	*661-689
DIVIDEND AMOUNT	*7.2p
TOTAL	*16.0p
PROVISIONAL EX DATE	*24-04-02
RECORD DATE	*26-04-02
PAYMENT DATE	*31-05-02
NOTES *	

Company website

Company Royal & Sun Alliance Ins Group PLC
TIDM RSA
Headline Additional Listing
Released 12:55 28 Feb 2002
RNS Number 1954S

Royal & Sun Alliance Insurance Group plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 728,597 Ordinary shares of 27.5p each under the Royal & Sun Alliance Insurance Group plc Equity Incentive Plan for U.S. Employees, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

Company website

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 28 February 2002

By: ______________________________
(Signature)*
Name: J V Miller
Title: Director Financial Control & Group Company Secretary

* Print the name and title of the signing officer under his signature.